Exhibit 99.1

Hanwha Q CELLS Reports Second Quarter 2016 Results

Seoul, South Korea, August 23, 2016 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (Nasdaq: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today reported its unaudited financial results for the second quarter of 2016. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on August 23, 2016.

SECOND QUARTER 2016 HIGHLIGHTS

•	Net revenues were $638.0 million, compared with $514.9 million in the first quarter of 2016 and $338.0 million in the second quarter of 2015.
•	Gross profit was $151.2 million, compared with $109.0 million in the first quarter of 2016 and $58.4 million in the second quarter of 2015.
•	Gross margin was 23.7%, compared with 21.2% in the first quarter of 2016 and 17.3% in the second quarter of 2015.
•	Operating income was $84.5 million, compared with $56.7 million in the first quarter of 2016 and $1.0 million in the second quarter of 2015.
•	Net income attributable to Company’s ordinary shareholders was $76.8 million, compared with a net income of $27.5 million in the first quarter of 2016 and a net loss of $14.2 million in the second quarter of 2015.
•	Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.92, compared with earnings per fully diluted ADS of $0.33 in the first quarter of 2016 and a net loss per fully diluted ADS of $0.17 in the second quarter of 2015.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS, remarked, “We are pleased to report a solid quarterly execution which exceeded our financial targets driven by disciplined, yet flexible global operations, while adopting into continuously changing market environments cost effectively.”

“We continue to improve our financial positions and cash management to support our growing business rationally,” Mr. Nam emphasized. “This year we are maintaining net debt to equity ratio below 250% level and our cash conversion cycle has fallen below 60 days compared with over 100 days a year ago.”

Mr. Nam concluded by noting, “Despite highly cyclical and dynamic nature of our industry, we remain optimistic about long term growth prospects in our industry as solar power will have much higher penetration in global energy mix, and we are focused to expand our competitive advantage delivering sustainable growth as a prominent solar technology leader.”

SECOND QUARTER 2016 RESULTS

Net Revenues

•	Total net revenues were $638.0 million, up 23.9% from $514.9 million in the first quarter of 2016 and up 88.8% from $338 million in the second quarter of 2015.

Gross Profit and Margin

•	Gross profit in the second quarter of 2016 was $151.2 million, compared with $109.0 million in the first quarter of 2016 and $58.4 million in the second quarter of 2015.
•	Gross margin in the second quarter of 2016 was 23.7%, compared with 21.2% in the first quarter of 2016 and 17.3% in the second quarter of 2015.

Operating Expense, Income and Margin

•	Total operating expenses were $66.7 million in the second quarter of 2016, up 27.5% from $52.3 million in the first quarter of 2016 and up16.2% from $57.4 million in the second quarter of 2015. Total operating expenses as a percentage of revenues were largely unchanged at 10.5% in the second quarter of 2016 compared with 10.2% in the first quarter of 2016 and substantially lower compared with 17.0% in the second quarter of 2015.
•	Selling and marketing expenses were $33.1 million in the second quarter of 2016, up 45.2% from $22.8 million in the first quarter of 2016 and up 67.2% from $19.8 million in the second quarter of 2015.
•	General and administrative expenses were $19.6 million in the second quarter of 2016, up 9.5% from $17.9 million in the first quarter of 2016 and down 23.7% from $25.7 million in the second quarter of 2015.
•	Research and development expenses were $14.0 million in the second quarter of 2016, up 20.7% from $11.6 million in the first quarter of 2016 and up 17.6% from $11.9 million in the second quarter of 2015.

Net Interest Expense

•	Net interest expense was $9.3 million in the second quarter of 2016, compared with $12.8 million in the first quarter of 2016 and $14.8 million in the second quarter of 2015.
•	Interest coverage ratio was 7.7x in the second quarter of 2016, compared with 3.6x in the first quarter of 2016 and 0.1x in the second quarter of 2015.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange gain was $1.8 million in the second quarter of 2016, compared with a net gain of $4.0 million in the first quarter of 2016.

Changes in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $13.7 million in the second quarter of 2016 from the change in fair value of derivatives in hedging activities, compared with a net loss of $15.3 million in the first quarter of 2016 and a net gain of $1.2 million in the second quarter of 2015.

Income Tax Expense (Benefit)

•	Income tax benefit was $8.8 million in the second quarter of 2016, compared with an income tax expense of $4.6 million in the first quarter of 2016 and an income tax expense of $0.8 million in the second quarter of 2015.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company’s ordinary shareholders was $76.8 million in the second quarter of 2016, compared with a net income of $27.5 million in the first quarter of 2016 and a net loss of $14.2 million in the second quarter of 2015.
•	Earnings per fully diluted ADS on a GAAP basis was $0.92 in the second quarter of 2016, compared with earnings per fully diluted ADS of $0.33 in the first quarter of 2016 and a net loss per fully diluted ADS of $0.17 in the second quarter of 2015.

FINANCIAL POSITIONS

As of June 30, 2016, the Company had cash and cash equivalents of $255.4 million, compared with $327.3 million as of March 31, 2016. The restricted cash as of June 30, 2016 was $165.2 million, compared with $158.6 million in the previous quarter.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $379.7 million as of June 30, 2016, a decrease of $71.0 million from the first quarter of 2016. As of June 30, 2016, the Company had total long-term debt (net of current portion and long-term notes) of $799.6 million, an increase of $151.6 million from the first quarter of 2016. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to sixteen years.

Net cash used in operating activities was $72.8 million in the second quarter of 2016. As of June 30, 2016, accounts receivable was $518.3 million. Days sales outstanding ("DSO") was 71 days in the second quarter of 2016. As of June 30, 2016, inventories totaled $485.3 million. Days inventory turn was 89 days in the second quarter of 2016.

Capital expenditures were $36.5 million in the second quarter of 2016.

OPERATION UPDATES and BUSINESS OUTLOOK

Capacity Status

As of June 30, 2016, the Company had annualized production capacities of 1,500 MW for ingot, 900 MW for wafer, 4,000 MW for cell and 4,000 MW for module.

•	Manufacturing Capacity (in nameplate MW)

	4Q15	2Q16	YE16(E)
Module	3,800	4,000	4,100
Cell	3,700	4,000	4,100
Wafer	900	900	900
Ingot	1,400	1,500	1,500

Business Outlook

For the full year 2016, the Company expects:

•	Total module shipments of 4,800 to 5,000 MW
•	Capital expenditures of approximately $180 million, of which $100 million for capacity expansion and the remaining $80 million for manufacturing technology upgrades and certain R&D related expenditures

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Seoul Time) on August 23, 2016. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: http://edge.media-server.com/m/p/u3ietgsn.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090
United States	+1 (866) 519-4004
South Korea	+82 (0)2 6490-3660 / 00308132266
Germany	08001820671
China, Domestic	8008190121 / 4006208038

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	0079861361602
Germany	08001802149
China, Domestic	8008700206 / 4006322162

Conference ID 58032852

Replay time period: Aug 23, 2016 11:00 ET – Aug 31, 2016 09:59 ET

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit http://investors.hanwha-qcells.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. These forward-looking statements also include 3Q16, 2H16 and full-year 2016 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	June 30, 2016	December 31, 2015
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	255.4	200.0
Restricted cash	165.2	172.2
Accounts and notes receivable	316.4	365.1
Receivables from related parties	198.9	276.8
Inventories	485.3	406.1
Loans to related parties	147.0	47.8
Other current assets	100.2	102.7
Total current assets	1,668.4	1,570.7

Long-term prepayments	1.9	2.6
Fixed assets - net	823.6	877.3
Intangible assets - net	14.3	14.8
Land use right - net	50.1	51.8
Deferred tax assets - net	0.1	0.8
Receivables from related parties - non-current	3.0	9.3
Other long-term assets	24.7	20.2
Total assets	2,586.1	2,547.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	160.1	226.1
Notes payable	146.8	129.0
Payables to related parties	253.6	169.0
Loan from related parties	4.4	32.4
Deferred revenue	225.9	402.1
Accrued expenses	37.2	41.8
Other payables	31.9	25.0
Tax payables	10.9	0.2
Short-term debt	349.2	255.6
Current portion of long-term debt	30.5	161.1
Customer deposits	6.1	7.0
Unrecognized tax benefit	-	17.9
Derivative contracts	17.1	0.8
Litigation accruals	2.1	5.9
Deferred tax liabilities	2.6	5.7
Warranty provision	40.7	43.6
Other current liabilities	4.4	7.3
Total current liabilities	1,323.5	1,530.5

Long-term debt, net of current portion	799.6	653.5
Long-term warranty provision	19.6	17.4
Deferred tax liabilities	5.8	5.9
Total liabilities	2,148.5	2,207.3
Redeemable ordinary shares	-	-
Stockholders' Equity
Ordinary shares	0.4	0.4
Additional paid-in capital	431.5	431.1
Accumulated income(deficit)	84.1	(20.2)
Accumulated other comprehensive loss	(78.4)	(71.1)
Total stockholders' equity	437.6	340.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,586.1	2,547.5

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income(Loss)

(in millions of US dollars, except share data and net income(loss) per share)

	For the three months ended		For the six months ended
	June 30, 2016	March 31, 2016	June 30, 2016	June 30, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	638.0	514.9	1,152.9	671.5
Cost of goods sold	486.8	405.9	892.7	564.7
Gross profit	151.2	109.0	260.2	106.8
Selling and marketing expenses	33.1	22.8	55.9	35
General and administrative expenses	19.6	17.9	37.5	44.2
Research and development expenses	14.0	11.6	25.6	21.8
Restructuring charges	-	-	-	22.1
Operating income (loss)	84.5	56.7	141.2	(16.3)
Other expense
Interest income	1.7	3.1	4.8	2.4
Interest expense	(11.0)	(15.9)	(26.9)	(28.1)
Foreign exchange gain (loss)	1.8	4.0	5.8	0.0
Changes in fair value of derivative contracts	(13.7)	(15.3)	(29.0)	9.4
Investment loss	-	(1.5)	(1.5)	(1.5)
Other income (expense) - net	4.8	1.0	5.8	1.7
Other expense, net	(16.4)	(24.6)	(41.0)	(15.2)
Income (Loss) before income taxes	68.0	32.1	100.1	(31.5)

Income taxes expenses	(8.8)	4.6	(4.2)	3.1
Net income (loss)	76.8	27.5	104.3	(34.6)

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.02	US$0.01	US$0.03	(US$0.01)
Diluted	US$0.02	US$0.01	US$0.03	(US$0.01)

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.92	US$0.33	US$1.25	(US$0.42)
Diluted	US$0.92	US$0.33	US$1.25	(US$0.42)

Number of shares used in computation of net income (loss) per share:
Basic	4,159,105,023	4,158,891,211	4,158,998,117	4,082,030,404
Diluted	4,160,058,250	4,159,413,477	4,159,363,156	4,082,030,404

Number of shares used in computation of net income (loss) per ADS:
Basic	83,182,100	83,177,824	83,179,962	81,640,608
Diluted	83,201,165	83,188,270	83,187,263	81,640,608

Other comprehensive income (loss)
Foreign currency translation adjustment	(29.7)	22.4	(7.3)	(29.1)
Comprehensive income (loss)	47.1	49.9	97.0	(63.7)

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in millions of US dollars)

	For the three months ended		For the six months ended
	June 30, 2016	March 31, 2016	June 30, 2016	June 30, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	76.8	27.5	104.3	(34.6)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, amortization and impairment	30.9	18.3	49.2	61.0
Provision for doubtful collection of accounts receivable	(1.5)	3.1	1.6	0.7
Non-cash interest expense(income) on amortization of long-term debt and litigation accruals	1.5	(1.5)	-	9.7
Unrealized (gains) losses on derivative contracts	5.2	11.4	16.6	(5.7)
Stock compensation expense	0.3	0.1	0.4	0.4
Reversal of litigation accruals	(2.7)	-	(2.7)	-
Amortization of long-term loan	2.6	-	2.6	-
Loss (gain) from disposal of subsidiaries	-	-	-	1.5
Deferred tax expense(income)	0.6	(2.9)	(2.3)	3.1
Unrecognized tax benefit	(7.2)	-	(7.2)	-
Amortization of long-term deferred expense	2.3	1.6	3.9	-
Gain on disposal of business	(3.0)	-	(3.0)	-
Foreign currency exchange losses (gains)	(8.4)	2.7	(5.7)	-
Changes in operating assets and liabilities
Accounts and notes receivable	20.8	61.4	82.2	(122.4)
Inventories	(42.3)	(35.4)	(77.7)	(84.6)
Restricted cash	(6.6)	8.6	2.0	(44.4)
Other current assets	(81.5)	131.8	50.3	(84.8)
Other non current assets	(1.2)	(2.7)	(3.9)	(1.2)
Accounts payable	(26.6)	(27.4)	(54.0)	74.1
Notes payable	(2.3)	3.8	1.5	24.8
Warranty provision	(12.2)	11.1	(1.1)	13.6
Accrued expenses	4.5	(8.9)	(4.4)	8.4
Deferred revenue	(152.6)	(23.6)	(176.2)	442.2
Other current liabilities	129.8	19.4	149.2	132.5
Cash provided by (used in) operating activities	(72.8)	198.4	125.6	394.3

Cash flows from investing activities
Net cash received from an acquisition	-	-	-	70.2
Cash paid for long-term investment	(10.7)	(1.8)	(12.5)	-
Capital expenditures	(36.5)	(53.1)	(89.6)	(58.5)
Changes in restricted cash	-	5.0	5.0	4.9
Net cash received from disposal of subsidiaries	-	-	-	0.5
Repayment of loans by related parties	-	26.0	26.0	-
Issuance of loans to related parties	(95.2)	(30.0)	(125.2)	(36.4)
Net cash received from asset acquisitions	1.9	-	1.9	-
Net cash flow in disposal of business	18.9	-	18.9	-
Net cash provided by (used in) investing activities	(121.6)	(53.9)	(175.5)	(19.3)

Cash flows from financing activities
Proceeds from borrowings from banks	255.2	154.7	409.9	380.4
Principal payments on bank borrowings	(139.9)	(119.4)	(259.3)	(428.4)
Principal payments on capital lease obligations	-	-	-	(2.7)
Proceeds from related party borrowings	-	4.4	4.4	8.0
Principal payments on related party borrowings	(0.1)	(32.2)	(32.3)	(11.4)
Principal payments on government borrowings	-	-	-	-
Arrangement fee and other related costs for bank borrowings	-	(1.7)	(1.7)	(1.6)
Arrangement fee and other related cost for long-term notes	-	(1.0)	(1.0)	(1.0)
Net cash provided by (used in) financing activities	115.1	4.8	119.9	(56.7)
Net increase (decrease) in cash and cash equivalents	(79.3)	149.3	70.0	318.3

Effect of exchange rate changes on cash and cash equivalents	7.4	(22.0)	(14.6)	0.9

Cash and cash equivalents at beginning of period	327.3	200.0	200.0	156.7
Cash and cash equivalents at end of period	255.4	327.3	255.4	475.9

SOURCE: Hanwha Q CELLS Co., Ltd.